U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 12b-25

                                   Commission File Number 1-483
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                   NOTIFICATION OF LATE FILING
(Check One): (  ) Form 10-K and Form 10-KSB (  ) Form 20-F
(  ) Form 11-K ( X ) Form 10-Q and Form-10-QSB (  ) Form N-SAR
For Period Ended:          December 31, 1998
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(   ) Transition Report on Form 10-K
(   ) Transition Report on Form 10-Q
(   ) Transition Report of Form 20-F
(   ) Transition Report on Form N-SAR
(   ) Transition Report on Form 11-K
For the Transition Period Ended:
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Read attached instruction sheet before preparing form.  Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                   Part I--Registrant Information

Full name of registrant            Mallinckrodt Inc.
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Former name if applicable
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Address of principal executive office (Street and number)

                               675 McDonnell Blvd.
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City, State and Zip Code       St. Louis, Missouri    63134
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                   Part II--Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                        Part III--Narrative
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On January 26, 1999, the Company concluded discussions with the staff of the Securities and Exchange Commission regarding the purchase price allocation related to the acquisition of Nellcor Puritan Bennett Incorporated in August 1997. As a result of these discussions, the Company has agreed to restate the amount of purchase price allocated to purchased research and development. Therefore, the Company is in the process of preparing Form 10-K/A No. 1 for the year ended June 30, 1998, and Form 10-Q/A No. 1 for the quarterly period ended September 30, 1998 to reflect this change. Because of the efforts underway to amend these previous filings, the Form 10-Q for the quarterly period ended December 31, 1998 could not be filed on a timely basis. The Company expects to file its Form 10-Q for the quarterly period ended December 31, 1998 by February 19, 1999.


                      Part IV--Other Information
     (1) Name and telephone number of person to contact in regard to this notification
     Michael A. Rocca           314              654-2000
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        (Name)              (Area code)     (Telephone number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is no, identify report(s).
                    (X) Yes    (   ) No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                    (X) Yes    (   ) No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of discussions with the staff of the Securities and Exchange Commission, the amount of purchased research and development charged to operations related to the acquisition of Nellcor Puritan Bennett Incorporated in the first quarter of fiscal year 1998 of $398.3 million has been reduced by $90 million to $308.3 million. A corresponding $90 million increase in goodwill is being amortized over the previously established 30-year amortization period beginning in September 1997.


                         Mallinckrodt Inc.
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           (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 12, 1999        By /s/ MICHAEL A. ROCCA
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                                      Michael A. Rocca
                                   Senior Vice President and
                                   Chief Financial Officer